Nitches, Inc.

1333 N Buffalo Dr., Suite 210

Las Vegas, NV 89128

April 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Nitches, Inc.
Request to Withdraw Registration on Form 10-12G
File No. 000-13851

Ladies and Gentlemen:

Nitches, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Form for Registration on Form 10 (File No. 000-13851) (the “Registration Form”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration was originally filed with the Commission on April 22, 2022.

The Registration Form has not been declared effective by the Commission and no securities have been issued or sold pursuant to the Registration Form. The Company is withdrawing the Registration Form because it was missing the latest available financial statements.

Please contact Milan Saha Esq, counsel to the Company, at (646) 397-9056 if you have any questions or concerns regarding this matter.

Very truly yours,

Nitches, Inc.

By: /s/ John Morgan

Name: John Morgan

Title: Chief Executive Officer and Director